UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
 (Amendment No. 1)*
CorpBanca

(Name of Issuer)
Common Shares, no par value

(Title of Class of Securities)
21987A209 (Sponsored ADR)**

(CUSIP Number)
Mark F. Veblen
Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Tel: (212) 403-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
February 13, 2015

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing 1,500 common shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 21987A209 (Sponsored ADRs)
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Itaú Unibanco Holding S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Brazil

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0% (1)

14	TYPE OF REPORTING PERSON
CO

(1) On June 11, 2014, Cartica Management, LLC and certain of its affiliates (collectively, "Cartica") filed a complaint (the "Cartica Complaint") alleging that Itaú Unibanco Holding S.A. and its subsidiary, Banco Itaú Chile acquired beneficial ownership of the shares of Common Stock (as defined herein) owned by Inversiones Corp Group Interhold Ltda., a company formed under the laws of Chile, and Inversiones Gasa Ltda., a company formed under the laws of Chile (collectively, "Corp Group") as a result of certain provisions of the Transaction Agreement (as defined herein) described in this Statement on Schedule 13D.  In a Schedule 13D filed by Corp Group on May 29, 2014, and amended on June 24, 2014, August 25, 2014 and June 26, 2015 (as so amended, the "Corp Group Schedule 13D"), Corp Group reported beneficial ownership of 169,754,442,682 shares of Common Stock, constituting, according to the Corp Group Schedule 13D, 49.88% of the outstanding Common Stock. The amendment of such Schedule 13D dated June 24, 2014 stated that Corp Group disclaimed membership in any group with Itaú Unibanco Holding S.A. and Banco Itaú Chile. Pursuant to Rule 13d-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Itaú Unibanco Holding S.A. (on behalf of itself and its subsidiaries, including Banco Itaú Chile) expressly disclaims beneficial ownership of the shares of Common Stock included in the Corp Group Schedule 13D for purposes of Section 13(d) of the Exchange Act, and for any other purpose, and neither the filing of this Statement on Schedule 13D nor any of its content shall be deemed to constitute an admission by Itaú Unibanco Holding S.A. or any of its subsidiaries that any of them is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Exchange Act, or for any other purpose.

Item 1.	Security and Issuer.
This Amendment No. 1 supplements and amends the Schedule 13D filed on July 7, 2014 ("Original Schedule 13D") by Itaú Unibanco Holding S.A., a company organized under the laws of Brazil (the "Reporting Person") (such Schedule 13D, as so amended, this "Statement") relating to the Common Shares, no par value per share (the "Common Stock"), of CorpBanca, a company formed in the Republic of Chile (the "Issuer").  The Issuer's principal executive offices are located at Rosario Norte 660, Las Condes, Santiago, Chile.
Item 4.                  Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended by adding the following after the penultimate paragraph thereof:
On June 2, ICGI, Gasa, the Issuer, Itaú Parent, and Itaú Chile entered into an amendment to the Transaction Agreement (the "TA Amendment"), which provides, among other things, that (1)  in addition to the dividends originally permitted under the Transaction Agreement, the Issuer will be permitted to pay certain additional special dividends in 2015 and 2016, (2) Itaú Chile's ordinary dividend in respect of earnings for fiscal year 2014, will be limited to a lesser amount than originally provided for in the Transaction Agreement, (3) each of Itaú Chile and the Issuer will pay ordinary dividends equal to 50% of the respective distributable earnings of each such bank for the year ended 2015, with the Chilean Merger not occurring prior to January 1, 2016, (4) the earliest date on which the Transaction Agreement may be terminated by either side will be extended from January 29, 2016 to May 2, 2016, and (5) ICGI will sell all its shares of CorpBanca Colombia to the post-Chilean Merger entity by no later than January 29, 2017 at the same price specified in the Transaction Agreement, plus interest at Libor plus 2.7% per year accruing from August 4, 2015 to the purchase date.  The foregoing descriptions of the terms of the TA Amendment are qualified in their entirety by reference to the full text of such amendment, a copy of which is identified as Exhibit C hereto, and is incorporated herein by reference.  References in this Schedule 13D to the Transaction Agreement shall mean the Transaction Agreement, as amended by the TA Amendment unless the context requires otherwise.
In connection with receiving the consent of International Finance Corporation, IFC African, Latin American and Caribbean Fund L.P. and the IFC Capitalization (Equity) Fund LP (collectively, the "IFC Parties") to the Chilean Merger (the "IFC Consent"), on February 13, 2015, CGHI, ICGI, Gasa, CGB and Compañía Inmobiliaria y de Inversiones Saga SpA., a company formed under the laws of the Republic of Chile ("Saga"), the IFC Parties, the Reporting Person and the Issuer entered into a new Policy Agreement (the "February 2015 Policy Agreement").  The February 2015 Policy Agreement relates to certain governance issues regarding the Issuer, and provides, among other things, that the IFC Parties shall have the right to nominate one individual to be elected to the Board of Directors of the Issuer, subject to the terms and conditions set forth in the February 2015 Policy Agreement. The February 2015 Policy Agreement also requires that the IFC Parties vote in favor of the transactions contemplated by the Transaction Agreement, subject to certain exceptions.  Except for the voting commitment described in the preceding sentence, the February 2015 Policy Agreement shall become effective only upon the consummation of the Chilean Merger.
Also in connection with receiving the IFC Consent, on February 13, 2015 the IFC Parties and the Reporting Person entered into a Shareholders Agreement (the "February 2015 Shareholders Agreement"), which provides, among other things, that the IFC Parties will have the right to participate in (or obtain a put right in connection with) transfers (including via merger) of shares or share equivalents by the Reporting Person that would result in a change of control of the Issuer.  The February 2015 Policy Agreement shall become effective only upon the consummation of the Chilean Merger.  The IFC Parties have provided their consent to the TA Amendment.
The foregoing descriptions of the terms of the February 2015 Policy Agreement and the February 2015 Shareholders Agreement are qualified in their entirety by reference to the full text of such agreements, copies of which are attached hereto as Exhibit D and E, respectively, and are incorporated herein by reference.

Item 5.                 Interest in Securities of the Issuer.
The first paragraph of Item 5(a) – (b) of the Original Schedule 13D is hereby amended and restated as follows:

The Cartica Complaint alleges that, as a result of certain provisions of the Transaction Agreement, the Reporting Person and Itaú Chile each acquired beneficial ownership (for purposes of Rule 13d-3 under the Exchange Act) of the shares of Common Stock owned by Corp Group (with shared voting power and shared dispositive power).  In the Corp Group Schedule 13D, Corp Group reported beneficial ownership of 169,754,442,682 shares of Common Stock, constituting, according to the Corp Group Schedule 13D, 49.88% of the outstanding Common Stock. The Reporting Person (on behalf of itself and its subsidiaries, including Itaú Chile) disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Person or any of its subsidiaries as to the beneficial ownership of such shares for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose.

Item 7.	Materials to be Filed as Exhibits.
Annex A	Instruction C Information (previously filed)
Exhibit A	Transaction Agreement (incorporated by reference from Exhibit 10.C.1 to the Form F-20 filed by the Issuer with the SEC on May 15, 2014).
Exhibit B	Itaú Shareholders Agreement (incorporated by reference from Exhibit 1 to the Transaction Agreement attached to Form F-20 filed by the Issuer with the SEC on May 15, 2014).
Exhibit C	Amendment to Transaction Agreement
Exhibit D	February 2015 Policy Agreement
Exhibit E	February 2015 Shareholders Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: June 26, 2015

ITAÚ UNIBANCO HOLDINGS S.A.

By:	/s/ Alvaro F. Rizzi Rodrigues
Name: Alvaro F. Rizzi Rodrigues
Title: Officer